Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT SETS RECORD DATE FOR SPIN-OFF OF
BROOKFIELD INFRASTRUCTURE PARTNERS

TORONTO, January 3, 2008 – Brookfield Asset Management Inc. (TSX/NYSE: BAM) (“Brookfield”) today announced that its Board of Directors has set January 14, 2008 as the record date for the previously announced spin-off of a newly created publicly-traded partnership named Brookfield Infrastructure Partners L.P. (“the Partnership”, and together with its related entities, “Brookfield Infrastructure”).  The spin-off will be implemented by way of a special dividend of a 60% interest in Brookfield Infrastructure to holders of Brookfield’s Class A and Class B limited voting shares as of the record date.  Each holder of Brookfield shares on the record date will receive one unit of the Partnership for each 25 Brookfield shares held.   The special dividend will be subject to applicable withholding tax, and cash will be distributed in lieu of fractional units.

“We remain focused on enhancing shareholder value and building out each of our operating platforms to enable us to achieve our long-term goals,” said Bruce Flatt, Chief Executive Officer of Brookfield Asset Management.  “The spin-off of Brookfield Infrastructure Partners is another step in this direction, as it will provide investors with an attractive, focused infrastructure vehicle, facilitating access to the capital markets to fund our infrastructure growth plans.”

Initially, Brookfield Infrastructure will own interests in five high-quality electricity transmission and timber operations in North America, Chile and Brazil.  Going forward, Brookfield Infrastructure will serve as the primary vehicle through which Brookfield will own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure will focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.  Brookfield Infrastructure will seek acquisition opportunities where Brookfield’s operations-oriented approach can be deployed to add value.

The Partnership’s initial quarterly distribution has been set at $0.265 per unit and will be pro-rated for the period between the spin-off and the record date for the distribution.  The first distribution will be payable on March 31, 2008 to unitholders of record on February 29, 2008.

The Partnership’s units are scheduled to begin trading on January 31, 2008 on the New York Stock Exchange under the ticker symbol BIP.  A copy of the final Canadian prospectus and U.S. registration statement, which describes the business and operations of Brookfield Infrastructure and various other relevant matters, including risk factors relating to its operations, may be obtained through the websites for EDGAR and SEDAR:  www.sec.gov/edgar.shtml and www.sedar.com, respectively.  We urge all shareholders of Brookfield Asset Management to read the Canadian prospectus and U.S. information statement fully.

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Brookfield Asset Management Inc. focuses on property, power and infrastructure assets.  The company has approximately $90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s web site at www.brookfield.com.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  The words “intend”, “will”, “expected” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information in this press release. The proposed distribution of the Partnership’s units, as well as the future performance and prospects of Brookfield Infrastructure following the distribution of the Partnership‘s units are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include the fact that success of Brookfield Infrastructure will be dependant on market demand for an infrastructure company, which is unknown,  the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership and Brookfield with the securities regulators in Canada and the United States including in the Canadian prospectus and U.S. information statement under “Risk Factors” and Brookfield’s Annual Information Form under the heading “Business Environment and Risks” and other risks and factors that are described in the registration statement filed in connection with the distribution of Brookfield Infrastructure units.  Neither Brookfield nor the Partnership undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please visit our web site at www.brookfield.comor contact:

Tracey Wise
Director, Investor Relations & Communications
Tel: 416-956-5154
Email: twise@brookfield.com

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